Hafelein White, LLC
22 West Washington St.
Suite 1500
Chicago, IL 60602

February 14, 2012


VIA FACSIMILE
Daniel F. Duchovny
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

	Re: 	Microwave Filter Company Inc.
		Preliminary Proxy Materials filed by Furlong Fund
		Filed February 7, 2012
		File No. 000-10976
		Response to SEC Comment Letter sent February 13, 2012

Dear Mr. Duchovny,

	As the legal representative of Furlong Fund and its affiliates, I make the following representations on behalf of all the participants in the above referenced solicitation, such participants being Furlong Fund, Furlong Financial LLC, Daniel Rudewicz, and Ryan Morris ("our" or "we").

	Please note that this correspondence is in response to your letter dated February 13, 2012 in which you requested clarification on various disclosures made in our preliminary proxy materials, filed with the Commission on February 7, 2012. Find below our responses to your inquiries concerning our disclosure. In the effort to consolidate our responses, we have not repeated your initial inquiries in this correspondence. For your initial inquiries please see your letter dated February 13, 2012.

Preliminary Proxy Statement

1.	We have included the requested page numbers.

Cover Page

2.	The cover page of the proxy statement has been revised to
indicate that the proxy statement is preliminary. The form of the proxy has been revised to indicate that the form of the proxy is preliminary.

3.	Clarification of disclosures made upon opinion and belief:
*	the disclosure that "Furlong does not believe that the
Board of Directors of the Company is acting in the best interest of the shareholders" has been removed (cover page);

*	the disclosure that "the Board has failed to maximize
shareholder value as a result of poor capital allocation" and that "the Board has failed to explore all operational and strategic alternatives as necessary to maximize such value" has been removed (under the caption "Reasons for Proposal No. 1");

*	the disclosure that the "lack of meaningful stock ownership
by the non-executive officer Directors may be contributing to the lack of aligned interests with all other shareholders of the Company" has been removed (under the caption "Reasons for Proposal No. 1");

*	the disclosure that the Company's bylaws "contain
provisions that Furlong believes are in direct contrast to the best practices of corporate governance" has been supplement with factual support (under the caption "Reasons for Proposal No. 1");

*	the disclosure that "fresh perspectives will spur long term
growth for the Company" has been removed (under the caption
"Reasons for Proposal No. 1"); and

*	the disclosure that the adoption of Proposal No. 2 would
"greatly increase shareholder suffrage and increase the accountability of the incumbent Directors" has been supplement with factual support (under the caption "Reasons for Proposal No. 2).

4.	We have adjusted the language of the proxy statement and
form of proxy to allow shareholders to cast votes for certain nominees of Microwave Filter Company ("Company") on our blue proxy card. The adjusted language does not name any Company nominee, other than those that we are not soliciting proxies for. We believe that we have complied with all the requirements of Rule 14a-4(d).

Reasons for Proposal No. 1

5.	Because of the lack of stock ownership by Ryan Morris,
there is an inconsistency to the argument that "the lack of meaningful stock ownership by the non-executive Directors may be contributing to the lack of aligned interests with all other shareholders of the Company." Accordingly, this disclosure and all supporting arguments have been removed.

Reasons for Proposal No. 2

6.	We have revised the proxy statement to disclosure both the
positive and negative effects of the proposal.

Solicitation of Proxies and Associated Costs

7.	We acknowledge that all written solicitation materials,
including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use in compliance with Rule 14a-6(b) and 14a-6(c).

8.	We do not intend to solicit proxies via internet chat room.

Incorporation by Reference

9.	We have deleted the disclaimer with respect to the accuracy
or completeness of "statements taken from public documents and records that were not prepared by or on Furlong's behalf."

All participants, as listed above, make the following representations:

*	that the participants are responsible for the adequacy and
accuracy of the disclosures in the filing;

*	that staff comments or changes to disclosures in response
to staff comments do not foreclose the Commission from taking action with respect to the filling; and

*	that the participants may not assert staff comments as a
defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      If you have any further questions or concerns, do not hesitate to contact me at (312) 854-8064. You may also contact me via email at cwhite@hafeleinwhite.com.

      							Sincerely


								/s/ Cory White
								Managing Member
								Hafelein White, LLC